



Wash Club LA, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 6.5%

Target Raise Amount: $500,000

Offering End Date: Jan 11, 2022

Repayment Period: 7 years (84 months)

Minimum Raise Amount: $25,000

Company Details:

Name: Wash Club LA, LLC

Founded: 2019

Address: 1076 N St Andrews Place
Los Angeles, CA 90038

Industry: Drycleaning and Laundry Services

Employees: 16

Website: https://www.washclubla.com/

Use of Funds Allocation:

If the maximum raise is met:

(71.5%) $357,500 – Expansion to a larger facility
(25.0%) $125,000 – Purchasing new equipment, such as a flatwork ironer
(3.5%) $17,500 – SMBX's capital raise fee

Social:

Facebook: 1.5k followers
Twitter: 113 followers
Instagram: 633 followers





Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$5,253	$33,753
Cash & Cash Equivalents	$5,253	$9,140
Accounts Receivable	$0	$0
Short-term Debt	$42,633	$63,660
Long-term Debt	$0	$0
Revenues / Sales	$445,842	$140,171
Cost of Goods Sold	$25,887	$7,310
Taxes & licenses	$3,119	$0
Net Income	-$6,339	-$50,201

About:

Wash Club LA, LLC (NAICS 812320) proudly offers commercial laundry services to thousands of small, medium and large businesses all across Southern California, including restaurants, caterers, gyms and salons. With online and mobile options, getting laundry done is as simple and as quick as tapping a phone. WashClub LA has a dedicated team of drivers and launderers to take care of its customers' laundry needs -- from linens to towels to yoga mats and everything in-between.

For more information, contact our Customer Support Team at support@thesmbx.com

